Mail Stop 0407

      October 26, 2004

Timothy Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois  60195

	RE:  	iPCS, Inc.
      Amendment No. 2 to Form S-1
      Filed October 5, 2004
      File No. 333-1117944

      Amendment No. 1 to Form S-4
      Filed September 9, 2004
      File No. 333-1117942

Dear Mr. Yager:

      We have limited our review of the above-referenced documents to a review of only your Form S-1 and have the following additional comment to our October 15, 2004 letter. Where indicated, we think that you should revise your filing in response to this comment. Note that we are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-4.
We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us.

Form S-1/A filed October 5, 2004

Business, page 68

General

We note your response to our prior comment number one. So that investors may understand the general development of your business during the past five years, please revise your business section to explain why you did not file your 2002 fiscal year Form 10-K and subsequent periodic reports. Please advise us of, and include in your explanation in the business section, your view of your obligation to file the periodic reports in light of the warrants and underlying common stock you registered under registration statement 333-47682 and the notes you registered under registration statement 333-47688. See Item 101(a) of Regulation
S-K.


*	*	*	*

      As appropriate, please amend your registration statements in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Cheryl Grant, Staff Attorney, at (202) 942-
1916,
or Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, with any questions.

					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	Robert Wild, Esq.
	Mayer, Brown, Rowe & Maw LLP (by facsimile)


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Mr. Yager
iPCS, Inc.
October 26, 2004
Page 2